Exhibit (a)(1)(K)

From:	Sandi Kerentoff

To:	Eligible Optionholders

Date:	April 15, 2009

Re:	April 15 Price and FINAL OPPORTUNITY to Make an Election in the Exchange Offer

The Hughes Communications, Inc. Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Offer”) will close at 8:00 a.m. Eastern Time tomorrow, Thursday, April 16, 2009. If you have already submitted your Election Form and received an email confirmation, no further action is required.

If you have not yet submitted your Election Form and you wish to participate in the Exchange Offer, your Election Form must be received by tomorrow’s deadline. If you have already submitted an Election Form and you wish to withdraw or revise it, your replacement Election Form must be received by tomorrow’s deadline.

If you wish to change your election or to submit your Election Form to participate, please submit your Election Form to Hughes Communications, Inc. (the “Company”)

•	by hand delivery to Hughes Communications, Inc., 11717 Exploration Lane, Germantown, Maryland, 20876 Attn: Sandi Kerentoff;

•	by facsimile to (301) 428-2843; or

•	by scanning the completed Election Form to a PDF and emailing to OptionExchange@Hughes.com. DO NOT send Election Forms via inter-office mail.

The last reported sale price of our common stock on The Nasdaq Global Select Market this afternoon, April 15, 2009, was $[        ] (the “April 15 Price”). The exercise price of all new options granted in exchange for eligible options properly tendered and not withdrawn prior to the close of the Exchange Offer tomorrow at 8:00 a.m. Eastern Time will be the April 15 Price, or $[        ].

[At the Company’s Annual Meeting of Stockholders held today, the Company’s stockholders approved the proposed amendment to the Company’s 2006 Equity and Incentive Plan, which is a condition precedent to the Company’s obligation to close the Exchange Offer.]

Election Forms must be received by 8:00 a.m. Eastern Time tomorrow, April 16, 2009.

If you have any questions about the Exchange Offer, or wish to receive a replacement Election Form, please send an email to OptionExchange@Hughes.com or call Sandi Kerentoff at (301) 428-5810. You will have the ability to leave a voice message on this extension.

Where You Can Find Additional Information.

The Company has commenced the Exchange Offer to which this communication pertains. Eligible employees are strongly advised to read the Offer to Exchange filed on Schedule TO and the documents related to the Exchange Offer filed with the Securities and Exchange Commission because they contain important information prior to making a decision whether to participate in the Exchange Offer. These written materials and other related documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the Offer to Exchange and other materials related to the Exchange Offer by sending an e-mail to OptionExchange@Hughes.com or calling Sandi Kerentoff at (301) 428-5810.